SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2012

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR WITHDRAWS FROM STANSTED SALE PROCESS, AS FERROVIAL REFUSES TO ENGAGE WITH RYANAIR

Ryanair, Stansted's largest airline (with almost 70% of Stansted's traffic), today (9 Oct) announced that it had withdrawn from the Stansted sale process, having been advised by BAA Stansted's owner, Ferrovial, that it will exclude Ryanair (and any Ryanair related consortium) from the Stansted sale process.

Since Ryanair does not wish to prejudice other potential investors in Stansted, it has written to all investors/consortia it has held discussions with to advise them that Ryanair will not participate in the sale process or seek a minority stake.

Ryanair will continue to explore the rapid traffic growth opportunities it believes are available at Stansted, if and when the new owner of Stansted reverses the doubling of prices which the BAA/Ferrovial monopoly imposed on Stansted's airlines and passengers in 2007, which has resulted in a 25% traffic decline at Stansted from 23.8m pax in 2007, to just 18m pax in 2011.

Ryanair's Stephen McNamara said:

"We regret Ferrovial's decision to exclude Ryanair from the Stansted sale process and the failure of the Competition Commission to restrain this anti-competitive and anti-customer behaviour by Ferrovial.

While we fully accept that Ferrovial is entirely free not to sell to Ryanair, we fail to understand how it can comply with competition law if Stansted's biggest customer, accounting for 70% of the traffic, is excluded from this sale process.

This year's continuing traffic decline underlines the extraordinary damage done to Stansted airlines and passengers by the Ferrovial/BAA airport monopoly and we look forward to discussing cost reductions and traffic growth with the new owners of Stansted when it is finally sold.

The only way Stansted's traffic decline can be reversed is if its uncompetitive charges are significantly reduced, initially by reversing the disastrous 100% price increase imposed by the BAA monopoly at Stansted in 2007."

For further information
please contact:                       Stephen McNamara              Joe Carmody
                                                 Ryanair Ltd                              Edelman
                                                 Tel: +353-1-8121212            Tel. +353-1-6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 09 October, 2012

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary